March 10, 2005


Ultrapar Participacoes S.A.
Paulo G. Aguiar Cunha
Chief Executive Officer
Avenida Brigadeiro Luis Antonio
1343, 9 Andar
Sao Paulo, SP, Brazil 01317-910

	Re:	Ultrapar Participacoes S.A.
		Form F-1 filed February 2, 2005
		Form F-1/A filed February 24, 2005
		File No. 333-122496


Dear Mr. Cunha:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1/A

General
1. We may have additional comments after you file all required exhibits and disclose all information other than that omitted in reliance on Rule 430A.

Cover Page
2. We remind you that the prospectus cover page should contain only the information required by Item 501 of Regulation S-K. Please revise the cover page to limit the amount of information. In this regard, you should refer briefly to the concurrent offering.
3. Please delete your reference to Sole Global Coordinator and Joint
Bookrunner.

Table of Contents, page i
4. Please move the four paragraphs beneath the table of contents or incorporate those sections, to the extent material, in the summary.
Also, please move the "Forward looking statements" and "Presentation of information" sections to a more appropriate part of the prospectus. The prospectus forepart should consist of only the cover page, summary and risk factors section.

Prospectus Summary, page 1
5. Revise the first paragraph to clarify this summary provides highlights the "material" information regarding the offering.
6. The summary is intended to provide a brief overview of the key aspects of the offering. Please revise to eliminate the "Our Strengths and "Our Strategy" sections since that information is more appropriately discussed in the complete business section. The summary is only intended to provide a brief snapshot of the offering.
See Instruction to Item 503(a) of Regulation S-K.
7. Please avoid reliance on defined terms like those in the introductory paragraph to your summary. The meanings of the terms you use should be clear from context. If they are, you do not need the definitions. If they are not, you should revise to use terms that are clear. Please see Updated Staff Legal Bulletin No. 7 (June
7, 1999) sample comments 3 and 5.

8. Revise your document to reference the consolidated EBITDA figure to the footnote (3) on page 10.

9. Revise your document to include a cross reference from the EBITDA by segment figures to the note in the financial statements where they are disclosed.

The Offering, page 6
10. Briefly describe the limited voting rights of the holders of preferred shares and ADSs.

Summary Financial Information, page 9

11. We note your statement that EBITDA is widely used to approximate operating income. Please remove this statement. We note that there are frequently significant differences between operating income and
EBITDA.

12. It appears that the non-GAAP measure that you are presenting should be more appropriately titled "adjusted EBITDA" as the measure that you present excludes exchange gains and losses and certain other miscellaneous items.

13. Please provide us with a table that reconciles net income to EBITDA, identifying each individual expense item that you are excluding from net income to arrive at the adjusted EBITDA figure that you present. As you are presenting adjusted EBITDA as a performance measure, tell us in each instance why you believe that each adjustment is appropriate.

14. You state that your non-GAAP measure is expressly permitted by your local standard setter. Please show us the guidance where the local standard setter permits the use of your non-GAAP measure in your home country jurisdiction. If the measure you use is not exactly the same as that permitted by the local standard setter, please revise your document to remove the statement.

15. Revise footnote (3) on page 10 to provide the following additional disclosures:

* the manner in which management uses the non-GAAP measure to conduct or evaluate its business. We note your disclosures concerning your ability to raise cash, however, this implies that the measure is a liquidity measure. Disclose in more detail how this measure is related to operating performance;

* the economic substance behind management`s decision to use this type of measure;

* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure. These limitations would be expected to include:

-your business is fixed asset intensive and the measure removes the expense associated with utilization of fixed assets in your business;
-you have significant amounts of debt and interest is a required cost of doing business under your current capital structure;
-taxes are a required cost of doing business;

* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Risk Factors, page 12
16. We note your representation in the second paragraph that you believe the information in your prospectus is reliable, but you cannot guarantee that it is accurate. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.
17. Please note that risk factors should be set forth under
headings
that adequately describe the risk.  Refer to Item 503 of
Regulation
S-K. Some of your risk factor headings simply state a fact and require investors to infer why that fact poses a risk. For instance we note "Petrobas is the only supplier of LPG in Brazil" on page
12
and "LPG competes with alternative sources of energy" on page 13. Revise each caption so it clearly identifies a risk that is particular to your company, industry or offering. The text following each caption should then demonstrate concretely how the risk would materially affect you, quantifying past effects wherever possible. See Updated Staff Legal Bulletin No. 7 sample comments 32, 33, 34, 36 and 37.
18. Please revise your risk factors to eliminate language such as "we cannot assure you" and "we cannot guarantee." For instance, we note the risk factor "LPG distributions in Brazil, including Ultragaz, do not have formal contracts . . ." on page 12 and "The acquisition of
Shell Gas is subject to Brazilian regulations . . ." on page 13. The real risk is the circumstances you describe, not your inability to give assurances.
19. Many of your risk factors discuss generic points that could apply to any business similar to yours without addressing specifically what the risks are to your business and investors. Revise throughout this section to clarify what the risks are to your business and investors.
You should revise many of your risk factors to provide enough information so investors can understand the magnitude of the risk. We note the following as a few examples:

* Government deregulation of LPG prices has caused refinery prices to fluctuate . . ., page 12

Please describe how the price fluctuations caused by changes in regulation have specifically affected your `financial performance.





* Petrobas is the only supplier of LPG in Brazil, page 12

Please quantify your reliance on the supply of LPG from Petrobras. Please disclose the total amount of revenues as a percentage that is derived from LPG sales. Please discuss what you would do if Petrobras could no longer supply you with LPG.

* Intense competition in the LPG distribution market may affect .
..
.., page 13

Please expand this risk factor to discuss in greater detail how intense competition will specifically affect you and your operating margins. Also, specify that you are a competitor with your major supplier of LPG in the distribution of the same product. We note your disclosure in the third full paragraph on page 55.

* The reduction in import tariffs on petrochemical products can .
..
.., page 14

Please specify the portion of your final prices that are generally attributable to transportation and tariff rates. For instance, specify the current transportation and tariff rates.

* We may be adversely affected by the imposition and enforcement .
..
.., page 14

Please briefly describe the environmental laws and regulation that currently impact your company. Specify how changes in these laws and regulations could adversely affect you.

* The suspension, cancellation or non-renewal of certain federal .
..
.., page 15

      Please quantify the federal tax benefits to which you are currently entitled.

LPG distributions in Brazil, including Ultragaz, do not have formal contracts . . ., page 12
20. Please reference where more detailed information can be found in the prospectus describing the procedures for ordering and purchasing
LPG from Petrobras. Also, if possible, please quantify the effect of the interruption in your supply of LPG in 1995 due to the 15-day strike.

The acquisition of Shell Gas is subject to Brazilian regulations
and
.. . ., page 13
21. Please describe the potential effects on you if you are unable to get approval of the Brazilian antitrust authorities for the acquisition.


Ethylene, the principal raw material used in our petrochemical operations . . ., page 13
22. Please specify whether you have any long-term contracts with your suppliers of Ethylene. Also, please quantify your reliance on revenue from the sale of your chemical and petrochemical products that require Ethylene.

Use of Proceeds, page 21
23. We note that you intend to use any proceeds raised by the underwriters` exercise of the over-allotment option for general corporate purposes. Please specify, to the extent practicable, the specific uses that you anticipate. For example, we note that the new debt offering will be used to retire indebtedness. Would any amounts received from the potential exercise of the over-allotment option be used to retire indebtedness?

Market Information, page 22
24. In addition to the information in the table on page 22 listing the highest and lowest closing prices for your ADSs and preferred shares over the past several months, quarters, and years, please also provide the average daily trading volume for your ADSs and
preferred
stock on their respective stock exchanges for each of the periods listed.
25. Item 5 of Form 20-F requests that, if practicable, you should indicate what portion of your outstanding securities is held in the
United States and the number of record holders thereof in the
United
States.  Please provide that information in the "Market
Information"
section of your filing.
26. The five year summary of dividends per share set forth on page
93
should be stated in both the currency in which your financial statements are denominated and United States currency based on the exchange rates at each respective payment date. Please provide that information here.
27. Please update your disclosure to provide a recent exchange rate between Brazilian reais and U.S. dollars.

Selected Consolidated Financial Information, page 28.

28. Revise your disclosures to present the number of shares associated with your capital stock in accordance with local GAAP.
Please refer to Item 3(A)(2) and Instruction 2 of Instructions to
Item 3.A of Form 20-F.


29. We note that you have provided your amounts of net income and earnings per share in accordance with U.S. GAAP. Please disclose all items that you have reconciled to U.S. GAAP in the notes to your financial statements such as stockholders equity. Please refer to
Item 3(A)(2) and Instruction 2 of Instructions to Item 3.A of Form
20-F.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 31
30. We note on page 32 under the "Inflation and Currency Fluctuations" section that inflation was 10%, 10.4%, and 25.3% in 2000, 2001, and 2002, respectively. Please discuss any material impact that inflation has had on your net sales and revenues and on
income from continuing operations.  See Item 5.A.2 of Form   20-F.

Results of Operations, page 35

31. You discuss the business reasons for changes in the various line
items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate that Ultracargo`s cost of sales and services increased 10% to R$125.0 million in the year ended December 31, 2004 from R$ 113.9 million in 2003.  This increase is a reflection of
(i)
increases in personnel costs due to annual collective wage agreements and expansion in the size of the workforce to meet the demands of new client and new operations, (ii) higher fuel prices, and (iii) increased nitrogen costs, used for cleaning storage tanks. While this information is helpful, you do not quantify the extent to which gross margin was affected by each of these reasons. Whenever possible, please quantify all line item changes with more than one business reason. Please refer to SEC Release No. 33-8350.

Liquidity and Capital Resources, page 41
32. You have indicated that your sources of liquidity are sufficient to satisfy current funding requirements. Please also discuss your liquidity on a long-term basis. See Item 5.B.1 of Form 20-F. We note that you intend to conduct a bond offering in the amount of R$300 million. In this section, you should discuss the reasons and timing for this proposed offering.





Tabular disclosures of contractual obligations, page 45

33. Please revise your table of contractual liabilities to include the following:

* Estimated interest payments on your debt;
* Estimated payments under interest rate swap agreements; and
* Planned funding of pension and other postretirement benefit obligations.

To the extent that the interest rates are variable and unknown, provide a reasonable estimate of those payments and disclose your assumptions in the notes to the table. One possible methodology is to apply the current applicable interest rate to determine the amount of future payments. Expected cash receipts under interest rate swaps should not be included. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

34. Please tell us why the amounts of your long-term debt obligations reflected on your table of contractual obligations do not agree with the amounts of long-term debt on your balance sheet as of December 31, 2004 and provide us a reconciliation for such amounts.

Business, page 49
35. Please provide support for your statements of leadership throughout this section. Also, provide support for the industry statistics you cite, such as the figures listed in the graph on page
62.  We note a some examples:

* "We are one of Brazil`s leading corporate groups," page 49;

* "In the chemicals business . . . Oxiteno, is the sole producer of ethylene oxide . . .," page 49;

* "We are the leader in LPG distribution in Brazil through Ultragaz .
.. .," page 50;

* "At present, Ultragaz is the leading company by sales volume in the
Brazilian LPG market," page 57;

* "Ultragaz was the first Brazilian company to accept responsibility for the safety of its cylinders . . .," page 63;

* "Oxiteno is the only Brazilian producer of ethylene oxide . .
..,"
page 65; and

* "It [Ultracargo] was the first company to install autotrack in trucks in . . .," page 73.

Oxiteno, page 65
36. The chart you provide on page 66 is illegible. Please provide us a with a legible version of this chart.

Export Sales, page 68
37. Please specify the countries in the Far East and those in the category described as other in your financial statements to which you make export sales.

Customers, page 69
38. Please identify the major European trading company for glycol which accounted for approximately 23% of international revenues in 2004.

Competition, page 69
39. Please identify the factors for which Oxiteno believes it has a competitive advantage.

Raw Materials, page 70
40. Discuss fully the terms of the Braskem agreement, including the minimum purchase commitment.

Property, Plants and Equipment, page 75
41. We note the charts specifying the total capacity of your various facilities. In order for investors to better understand the extent to which your facilities are being utilized, please indicate the current production rates.

Legal Proceedings, page 80
42. Please provide additional information regarding the legal proceedings, including the name of the court or agency in which the proceedings are pending. We note the civil claims and tax matter discussed here.


Compensation, page 85
43. We note that you have disclosed compensation on an aggregate basis. Please confirm, if true, that the disclosure is not required to be disclosed on an individual basis in your home country and is not otherwise publicly disclosed. See Item 6.B of Form 20-F.

Principal and Selling Shareholders, page 89
44. We note the "others" line in the table. The shares listed here do not seem to reflect accurately the shares listed under the individual members of the board and executive officers. Please clarify whether there are additional shares included in the "others" line besides those shares held by members of your board of directors and executive officers.
45. Please specify the individuals who have voting or investment power over the shares listed in the table on page 89 for Ultra S.A.
Participacoes and Monteiro Aranha S.A. and in the table on page 90 for the Christy Participacoes Ltda. With respect to the Ultra S.A.
Participacoes shares, we note the table on page 90. Refer to Item 7.A.3 of Form 20-F.

Selling Shareholders, page 91
46. Please tell us whether any selling stockholder a broker-dealer or an affiliate of a broker-dealer. We may have further comments.

Distribution Policy and Dividends, page 92
47. Please describe fully the legal requirements of each type of reserve and the percentage of net income allocable to each type of reserve as required by law or your organizational documents.

Description of Capital Stock, page 95
48. Please revise the introductory paragraph of this section to clarify, if true, that the disclosure includes the material provisions concerning your preferred and common shares.

Taxation, page 114
49. We note that you intend to file opinions of counsel regarding the tax treatment of the preferred shares or ADSs. Please identify counsel in this disclosure. If counsel intends to provide a short-form tax opinion that confirms that the disclosure in the registration statement is counsel`s opinion, you should revise the disclosure in the registration statement to make clear that it is counsel`s opinion as opposed to a description or summary.

Underwriting, page 121
50. Please identify any member of the underwriting syndicate or selling shareholders that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us,
or
confirm that the procedures to be used have been reviewed without objection by the Office of Chief Counsel in the Division of Corporation Finance. We note the last sentence of your disclosure in the "Conditions To The Offering" section on page 123.  If you become
aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing.
51. Discuss whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. In addition, provide us with copies of all information concerning your company or prospectus that has appeared
on their website.   Again, if you subsequently enter into any such
arrangements, promptly supplement your response. We may have further comments.
52. Please explain whether you plan to have a directed share program for employees and others. Refer to Item 9.B. of Form 20-F. If so, please supplementally tell us the mechanics of how and when these shares will be offered and sold to persons in the directed share program. For example, please explain for us how you will determine the prospective recipients of reserved shares. Tell us when and how they will indicate their interest in purchasing shares. Also, please tell us how and when the issuer and underwriters will contact the direct share investors, including the types of communications used.
Will any electronic communications or procedures be used by the underwriter or company, such as e-mail? When will the shares and money be exchanged? When do purchasers become committed to purchase their shares? How and when will the number of shares offered be determined? Will the procedures for the directed share program differ from the procedures for the general offering to the public?

No Sales of Similar Securities, page 124
53. Disclose the factors UBS Securities LLC will consider before consenting to a transaction prohibited by the lock-up agreement.
Also, specify the "limited exceptions."

Validity of Securities, page 126
54. Clarify the "certain matters" of U.S., New York and Brazilian law that will be passed upon by counsel.

Statements of Changes in Shareholders Equity, page F-6

55. Please include disclosure that reconciles the changes in the number of shares of common stock issued between years in the note that reconciles local GAAP to US. GAAP. Please similarly include a column for the changes in the number of shares held in treasury between years. See paragraph 10 of APB 12 and Rules 3-04 and 5-02 of
Regulation S-X.

Note 4. Cash and Cash Equivalents, page F-12

56. We note that a significant amount of your cash and cash equivalents is comprised of investments in securities. Tell us why you have not provided the disclosures required by SFAS 115 in your note that reconciles local and U.S. GAAP.

Note 19. Contingencies and Commitments, page F-23

57. With regard to the lawsuits related to the 1996 explosion in Osasco, please clarify what is the meaning of the statement "As of December 31, 2004, the amount not covered by such insurance corresponds to R$36.7." It appears that you are asserting that the likelihood of material additional liability from this incident is remote. If true, please confirm. Also, tell us whether you have accrued or paid any amounts related to this matter.

58. Regarding the PIS/COFINS mater, your disclosures are not clear.
Please tell us and revise your disclosures to address the following:

* What is Law No. 9,718/98 and why is it important to this matter,

* What is the ongoing questioning (i.e. who is doing the questioning and what is the impact on you of this questioning),


* It appears that you have unpaid amounts accrued in your accounts related to the matter. Tell us whether there are additional amounts for which you may be liable. Tell us whether and when you plan to pay the unpaid amounts.

59. It is not clear what you are trying to say in the following disclosure, "The main tax discussions of the Company and its subsidiaries refer to taxation of PIS and COFINS and the taxation of income earned abroad." Please tell us more details about these discussions and who is having the discussions.

60. We note that Oxiteno S.A. has recorded a R$7.3 million accrual related to a value added tax. Tell us whether there is additional possible loss and whether a range of additional loss can be estimated.

61. We note your disclosure that "Legal counsel classified the risks of these proceedings as possible or remote and, therefore, no reserves for potential losses on these proceeding have been recorded." Given that the term "possible or remote" could be used to describe all your proceedings, tell us why no reserves have been recorded.

Note 25. Summary and Reconciliation of the Differences Between
Accounting Practices Adopted in Brazil and Accounting Principles
Generally Accepted in the United States of America (U.S. GAAP)

General

62. Please disclose your aggregate transaction gain or loss recorded in your Consolidated Statements of Income for the three years ended
December 31, 2004.  Please refer to paragraphs 30 of SFAS 52.

i) Accounting for derivative financial instruments, page F-36

63. Please expand your disclosures to provide more detailed information as to the sources of the reconciling item. We note that the adjustments are relatively large in 2002 and 2003 and it is not clear from your disclosures elsewhere in the filing what derivative instruments were outstanding at each period end that resulted in the adjustment.







n) Operating income, page F-38

64. Please expand the disclosures in this note to list out the material individual items that comprise the differences. Supplementally reconcile this disclosure to the items listed in Note
15 to the financial statements. We note that impairments recorded for fixed assets would normally be included as part of operating income under U.S. GAAP.

V-Additional disclosures required by U.S. GAAP

a) Earnings per share, page F-42

65. We note that you granted 14,000,000 restricted shares on
October
4, 2004 and 104,000,000 restricted shares on December 17, 2003 to
certain executives.   Please tell us whether there are any
circumstances under which these shares are subject to return. To the extent these shares are subject to return, please tell us your treatment of these shares in determining the number of shares outstanding used in your calculation of basic and diluted earnings per share. Refer to paragraph 10 of SFAS 128.

g) Environmental Issues, page F-46

66. Please revise your disclosures to provide costs related to recurring costs, capital expenditures and expenditures related to previously contaminated sites. See SAB Topic 5:Y question (3). Please supplementally provide us with a table that shows the amounts that you have accrued for each period presented and changes in the amount of accrued during each period.

j) Statement of cash flows, page F-47

67. On page 44, you disclose that you exchanged assets of R$ 7.9 million. It appears that this non-cash transaction has impacted your statements of cashflows for the year ended December 31, 2003 as a use of cash in additions to property plant, and equipment offset by a source of cash in proceeds from sales of property, plant and equipment. Please revise your statements of cash flows to remove the impact of this type of non-cash transaction or tell us why you believe the current presentation is appropriate.

68. Please report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents. Refer to paragraph 25 of SFAS 95.



j) Segment information, page F-49

69. We note that the revenue of your chemicals business is comprised of commodity products and specialty products. Please provide product line disclosures for this segment for all individual products (e.g.
ethylene oxide) or groups of products (e.g. commodity products) that exceed 10% of total revenues. Please refer to paragraph 37 of SFAS 131.

Exhibits
70. Please file all material contracts as required by Item 601 of Regulation S-K. For example, we note that you have not filed the new shareholders` agreement discussed on page 90, the agreements between
Ultragaz and the independent dealers discussed in the fourth full paragraph on page 59 and the take or pay agreement between Tequimar and CODEBA. Refer to Item 8 of Form F-1.

****
	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact John Cannarella at (202) 942-5384 or Michael Moran, Accounting Branch Chief, at (202) 942-2823 if you have questions regarding comments on the financial statements and related matters. Please direct any other questions to Howard M. Baik at
(202) 942-1963 or to Ellie Quarles, Special Counsel, at (202) 942-
1859.

      Sincerely,



						H. Christopher Owings
						Assistant Director

cc (via fax): 	Andres V. Gil, Esq.
??

??

??

??

Paulo G. Aguiar Cunha
Ultrapar Participacoes S.A.
March 10, 2005
Page 16